

08058670

24-10214

Amendment No. 2
to
FORM 1-A. Offering Statement under Regulation A for Foothill Securities, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Foothill Securities, Inc.

Exact name of issuer as specified in its charter)

State of California

State or other jurisdiction of incorporation or organization)

150 E. Dana Street, Mountain View, CA 94041 (650) 941-1962

Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Christine M. Flynn, 740 Jill Avenue, Santa Clara, CA 95050 (650) 625 9701

Name, address, including zip code, and telephone number,
including area code, of agent for service)

6200

Primary Standard Industrial Classification Code Number)

94-1552459

I.R.S. Employer Identification Number)

This Offering Statement shall become qualified on the 20th calendar day following the filing of this amendment.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties
list the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Rex Gardiner, Chairman
150 E. Dana Street,
Mountain View, CA 94041

Stephen Chipman
150 E. Dana Street,
Mountain View, CA 94041

Jean Gannett
18 Orinda Way
Orinda, CA 94563

Barbara Chown
141 Stony Circle, Suite 245
Santa Rosa, CA 95401

John C. Burroughs
133 Mission Street, Suite 104
Santa Cruz, CA 95060

Michael Destro
16615 Lark Avenue, Suite 200
Los Gatos, CA 95032

Kathryn G. Spelman
333 West San Carlos Suite 1650
San Jose, CA 95110

Dan McCourt
9111 Soquel Drive
Aptos, CA 95003

Ann Marie Sheehan
5150 Graves Avenue, Suite #10D
San Jose, CA 95129

b. the issuer's officers;

Stephen Chipman, President
150 E. Dana Street,
Mountain View, CA 94041

Christine Flynn, Chief Operating and Financial Officer, Secretary
150 E. Dana Street,
Mountain View, CA 94041

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

John C. Burroughs
133 Mission Street, Suite 104
Santa Cruz, CA 95060

Ben Wong
7011 Cole Center Parkway, Suite #260
Pleasanton, CA 94566

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Same as at d. above

f. promoters of the issuer:

N/A

h. counsel to the issuer with respect to the proposed offering:

Douglas B. Martin, Jr.
425 California Street, 17th fl.
San Francisco, CA 94104

i. each underwriter with respect to the proposed offering.

None.

j. any underwriter's directors:

N/A

k. the underwriter's officers:

N/A

l. the underwriter's general partner:

N/A

m. counsel to the underwriter:

N/A

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

N/A.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

N/A.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

California, Hawaii, Arizona and Washington

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) The name of such issuer; **See below**

(2) the title and amount of securities issued; **See below**

(3) the aggregate offering price or other consideration for which thy were issued and basis for comparing the amount thereof; **See below**

(4) the names and identities of the persons to whom the securities were issued.

Under his Employment Agreement, Stephen Chipman, President, is entitled to receive 44000 shares of common stock for five years beginning on the first anniversary date of his employment, March 15, 2007, so long as he is employed by the Company. 88000 shares have been issued under this agreement.

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer, furnish the information specified in subsection (1) through (4) of paragraph (a).

N/A

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2) of the Securities Act of 1933; SEC Regulation 506;SEC Regulation 701. Securities issued to President as compensation. President is an accredited and sophisticated investor.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No other offering contemplated.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

The shares of common stock being offered will be sold only to the issuer's registered representatives and employees and no shares of such stock will be offered or sold to any other person for the period of this distribution

(2) To stabilize the market for any of the securities to be offered.
None

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

N/A.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not used.

FOOTHILL SECURITIES, INC.

Type of securities offered: **Shares of Common Stock**.
Maximum number of securities offered: **See below** Minimum number of securities offered: **No Minimum**
Price per security: $ **See below**
Total proceeds: If maximum sold: $ **See below**

Beginning with the first payment of commissions or other compensation following the effective date of the offering, the percentage of commissions and other compensation payable to the registered representatives and investment advisory representatives of the Company will be reduced by one percentage point and that amount will retained by the Company in return for shares of common stock that will be issued within 90 days of the end of each calendar year that the offering is made. The offering will be made in calendar years 2008 and 2009 and such additional period as the offering may continue provided that the total proceeds of the offering shall not exceed $2,000,000. This reduction of one percentage point from commissions and other fee compensation will be effective on the first pay period following the commencement of the offering. The reduction will be mandatory and a condition of continued employment with the Company. Representatives may in addition elect to permit the Company to retain up to an additional two percentage points of commissions and fees that would otherwise be payable to them under their agreements with the Company and may agree to deductions equal to up to three percentage points retroactive to January 1, 2008 to the date that deductions are first made from commissions and fees paid representatives.

Representatives who terminate their employment with the Company for any reason before shares are issued will receive no shares and will be paid the amount deducted from their commissions and fees within 30 days after termination.

Each representative employed as of the end of a calendar year and at the time shares are issued will receive a number of shares equal to the amount retained by the Company from his or her commissions and fees divided by the purchase price per share. The purchase per share shall be 10% of total revenue (line 9 on its Statement of Income and Loss) received by the Company during the last calendar year divided by the number of shares outstanding before issuance of the shares pursuant to this offering. For example, if the gross commissions and fees received by Foothill in 2008 is $28 million and the number of outstanding shares is then 4,068,595, the purchase price for purposes of determining the number of shares to be issued to each representative would be $0.69 per share. The price per share will be rounded down to the nearest cent. Fractional shares will be issue to four decimal points and then rounded off to the nearest digit.

Presently, the number of shares outstanding is 4,068,595 including those that have been issued to the president, Stephen Chipman, pursuant to his Employment Agreement and issued to employees. All shares of the Company are non-certificated and the shares that will be issued pursuant to this offering will also be non-certificated. Each representative will receive a notice of the issuance of the shares pursuant to Section 418(b) of the California Corporations Code and Title 8 of the California Uniform Commercial Code. The Notice will be in the following form:

NOTICE OF ISSUANCE OF UNCERTIFICATED SHARES

TO: ______________________________

Date: _________________

This is to confirm that in consideration of $________________ received from you through deductions from commissions and fees otherwise payable to you under your Advisor Agreement with Foothill, you have been issued ________________________ shares of Foothill's voting common stock. The shares are registered in your name on the records of the Corporation and no share certificate will be issued to you. You should retain this notice as evidence of the shares issued to you.

The shares are subject to restriction on transfer as set forth in the Articles and may not be transferred without registration with the Securities and Exchange Commission and applicable state securities administrators and qualification with the California Department of Corporations unless an opinion of counsel acceptable to the Corporation is first obtained If you do not have a copy of the Articles, a copy will be provided on request at the corporate offices at 150 E. Dana Street, Mountain View, California 94041..

____
Christine Flynn, Secretary

The offering may be terminated at any time. If terminated otherwise than as of the end of a calendar year, all commissions and fees for that year will be paid to the representatives from whom commissions and fees have been retained pursuant to this offering.

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?
[ ] Yes [**x**] No

If yes, what percent is commission of price to public?
N/A

Is there other compensation to selling agent(s)?
[ ] Yes [**x**] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[x] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted?
[x] Yes [ ] No (See Question No. 25)

NEITHER THIS PROSPECTUS NOR THE SECURITIES DESCRIBED HEREIN HAVE BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF SECURITIES OR THE STATE OF HAWAII NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.

[x] Is currently conducting operations.
[x] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered or qualified for sale in the following states:

State	State file number	Effective Date
California	**to be filed**	
Hawaii	**to be filed**	

The offering will be made in Arizona and Washington pursuant to exemptions for offers and sales to existing securities holders and employees and for isolated transactions.

TABLE OF CONTENTS

	Page
The Company	13
Risk Factors	13
Business and Properties	17
Offering Price Factors; Dilution	18
Use of Proceeds	19
Capitalization	19
Description of Securities	19
Plan of Distribution	20
Dividends, Distributions and Redemptions	21
Officers and Key Personnel	21
Directors of the Company	21
Principal Shareholders	25
Management Relationships, Transactions and Remuneration	25
Litigation	26
Financial Statements; Consolidated Financial Data Selected Statements of Income (Loss) Data	26
Management Discussion and Analysis of Certain Relevant Factors	26
Additional Information	27
Management Signatures	27

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 132 pages.

THE COMPANY

1. Exact corporate name: **FOOTHILL SECURITIES, INC.**
State and date of incorporation: **California, October 11, 1962**
Street address of principal office: **150 E. Dana Street, Mountain View, CA 94041**
Company Telephone Number: **(650) 941-1962**
Fiscal year: **December 31**
Person(s) to contact at Company with respect to offering: **Stephen Chipman**
Telephone Number (if different from above):

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

RISK FACTORS

The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of common stock being offered.

No Market for Common Stock: There is no market for the Company's common stock and none is expected to develop. The Company's Articles give the Company the right to purchase any shares that a shareholder may propose to sell at the price offered to the shareholder by any third person. Most of the current shareholders and those who will purchase shares in this offering have also previously entered into an agreement to first offer their shares to the Company before selling them to any one else. The Company intends to exercise this right of first refusal to restrict ownership of its shares to persons who are registered representatives or employees of the Company and to limit the concentration of shares in a few hands. There is no assurance, however, that the Company will purchase shares and the shares may be unmarketable to anyone.

The Company's articles also require a two-thirds vote before the Company may sell its assets or business or merge into another entity. A two-thirds vote is required for the sale of more than 50% of the voting power. This article will also limit the market for the shares because the most likely manner in which the shareholders could expect to realize a gain on their purchase of shares would be through a sale of the Company to another broker-dealer.

The Company will seek from time to time to purchase shares held by registered representatives or employees who have retired or otherwise terminated their association with the Company but it does not expect to offer to pay an amount substantially in excess of the formula price adopted in the offering and possibly no more than book value per share. A primary purpose of this offering is to increase the cash reserve of the Company while excluding outside ownership of the Company. Purchasers should not expect that policy to change such that a market would develop for the shares that might reflect a higher market value for the shares.

At least one percent of gross commissions and fees attributable to representatives will be retained as a condition of continued employment by the Company. The only way to avoid this obligation to purchase shares is to terminate. Terminating representatives will be paid what has been retained after their termination. Shares will only be issued to representatives who are employed by the Company at the time shares are issued, generally about 90 days after the year end.

Arbitrary Offering Price of the Company's Securities: There has been no public market for the securities of the Company. Some transactions between representatives, and purchases by the Company from former representatives, have been effected at or about book value per share which is substantially less than the price that is likely to result from the formula adopted for this offering. The formula for determining the price of the shares has been determined by reference to the formula used by the former sole owner of the Company, Rex Gardiner, who sold all of the shares to representatives for 1% of total revenues over 10 years. This is not necessarily as much as would be paid in an arms-length transaction in which the Company might be sold to a third-party.

Shares Eligible for Future Sale: The availability for sale of certain shares of common stock held by existing shareholders of the Company after this offering could adversely affect the market price of the common stock it there were ever to be a public market. All but a small percentage of the shares presently outstanding were sold by Rex Gardiner, previously the sole owner of the Company, to representatives of the Company for a percentage of commissions and fees received by the representatives over a 10 year period. Those sales may be treated as if made by the Company and in reliance upon exemptions from registration for private offerings under the Act and, therefore, may be treated as "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. The holding period under Rule 144 has passed for all of the shares sold by Gardiner. While it is not expected that these shares will ever be traded on a public market, were they to be so traded, their sale could adversely affect the market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value in that the share price expected to result from the formula adopted – 10% of gross revenue divided by the number of shares outstanding -- is expected to be substantially more than the book value per share. The book value as of December 31, 2007, was $0.2057 per share. The formula price, if the offering had been in made for the year 2007, would have been $0.69.

No Dividends: No dividends have been paid on the common stock of the company. While dividends may be paid in the future in recognition of the contribution to its success by those who have invested in the Company as well as those who work for the Company, the Company does not presently expect to be in a position to pay cash dividends. Any decision to pay dividends will depend upon the Company's profitability at the time, the adequacy of reserves at that time, and other relevant factors.

Dependence on Key Personnel: The Company's success substantially depends upon a limited number of key management and its higher producing registered representatives. The Company encounters intense competition for qualified representatives and employees from others in the investment banking and investment advisory business. The loss of the services of one or more key employees or representatives could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has employment contracts with its officers and all of its representatives, employment is at will. It does not hold key-man life insurance and accident insurance policies on any personnel.

Competition: While Foothill has over the years been able to grow in the number of its representatives, clients, and assets under management, there is no assurance that it will continue to do so. There are many other securities broker-dealers and investment advisers who offer the same or similar services to the public in the areas in which the Company operates. They also compete with the Company in the employment of registered representatives and associated advisors. Some may have a similar and possibly better compensation arrangement with their representatives that may cause the Company to lose representatives to those companies. It is possible that the requirement that representatives purchase stock in the Company in return for a mandatory reduction of one percentage point of commissions payable to them may reduce the competitiveness of the Company. Many of the Company's current and potential competitors have longer operating histories and greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. As a result, they may be able to attract a more productive sales forces and operate more efficiently than the Company.

Market Risk: The Company's representatives ability to attract clients and assets depends in part on economic and market conditions. Those conditions will vary and will indirectly affect the amount of commissions and fees earned by the Company and its representatives.

Regulatory and Legal Risks:: As a broker-dealer and investment adviser, the Company is subject to extensive federal and state regulation. Regulations have increased over the years and are expected to continue to increase. Increased regulation has increased compliance expenses and these expenses are expected to increase in the future and require additional compliance personnel. Examinations by regulators are expensive to prepare for and to satisfy. In addition, the SEC, FINRA and state securities administrators may conduct administrative proceedings which can result in censure, fine, suspension or expulsion from the securities business. Also, the Company like other broker-dealers must deal with client complaints and client claims filed for arbitration with FINRA Dispute Resolution. While the Company has not been named as a respondent in any arbitration in recent years, it does receive client complaints from time to time and dealing with complaints as well as claims is expensive. Claims divert management resources from other more productive work.

Minimum Net Capital: The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level. It can therefore restrict how the firm is financed. The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to shareholders, employees or affiliates if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit our operations and restrict our ability to pay dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could harm our business.

Potential Need for Additional Financing; There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

THE BUSINESS AND PROPERTIES

The Company has done business as a registered securities broker-dealer and member of the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers) since 1962. It has been registered as an investment adviser with the Securities and Exchange Commission since 1984. It is registered in 34 states and has 63 offices in the states of California, Hawaii, Washington and Arizona It has 134 representative, 123 in California, eight in Hawaii, two in Arizona and one in Washington. It registered in Washington in July 1985, in Arizona in July 1987, and in Hawaii in February 1994. As a securities broker-dealer, it primarily offers and sells mutual funds, variable annuities, and participates in the public and private offerings of direct participation programs. To a lesser extent, it acts as a broker or dealer in the purchase and sale of stock and stock options, and of corporate, municipal and government bonds. As an investment advisory, it primarily refers clients to third-party asset manager or provides investment supervisory services through SEI or other market allocation programs. and receives in compensation a percentage of the assets under management. Its investment advisory business is described in Parts I and II of its ADV which is available to the representatives to whom this offering is being made. In 2007, approximately 60% of its total revenue was from commissions earned as a securities broker-dealer and the remainder from advisory fees and other sources. In 2007, its revenue from these two sources was $16,799,000 and $12,118,000, an increase in total revenues of 39.4% over 2006 Seventy-five percent to 99% of commissions and fees are paid to its representatives as compensation for their services.

As of April 30, 2008, in addition to its officers, the Company employs 14 persons in its headquarters office in Mountain View, California, to perform compliance, administration and personnel tasks. Total monthly salaries for these employees are presently $98,200. Its employees in addition to officers are:

Summer Bunch, Administrative Assistant and Event Coordinator
John Cowan, Commission Processing Assistant, Bookkeeper and Product Administrator
Debbie Cramer, Commission Processing and Payroll Manager
Jennifer DeCastro, Clearing Firm Liaison and Administrative Assistant
Ravi Gundlapalli, Software Developer

John Hetherton, Clearing Firm Liaison Supervisor
Pat Lenox-Destein, Compliance Associate and Branch Examiner
Steve Shipp, Compliance Associate
Sandra Trasmonte, Licensing and Registration Administrator
Randi Wiesner, Receptionist
Jeff Williams, Information Systems Administrator
Randi Mills, Operations Supervisor

The Company's principal offices are located at 150 East Dana Street, Mountain View, California where it has approximately 3750 square feet of office space. This office space was acquired pursuant to a lease that terminates September 1, 2012. The lease is with Foothill Securities Partner LLC, a company owned by Foothill representatives. The rent is $5,492.80 per month until the Company moves into permanent space on or about July 2008 when it will be $8,882 per month. The rent is competitive with other space in the same market. The Company believes that its current facilities are adequate for its needs through the term of the lease, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard.

OFFERING PRICE FACTORS

The purchase per share will depend upon the total revenues of the Company at the end of each year that the offering is made. The purchase price will be 10% of total revenue (line 9 on its Statement of Income and Loss) received by the Company during the last calendar year divided by the number of shares outstanding before issuance of the shares pursuant to the offering. For example, if the gross commissions and fees received by Foothill in 2008 is $28 million and the number of outstanding shares is then 4,068,595 (the number of shares presently outstanding), the purchase price for purposes of determining the number of shares to be issued to each representative would be $0.69 per share. Assuming that the compulsory deduction from commissions and fees of one percentage point is made for only five months, and assuming that the maximum offering amount for 2007 is sold equal to two percent of commissions and fees for the year with and additional one percent retroactive to January 1, 2008, the number of shares that will be issued will be approximately 1,217,391 and the Company would receive approximately $840,000. The price per share will be rounded down to the nearest cent. Fractional shares will be issue to four decimal points and then rounded off to the nearest digit.

As of December 31, 2007, the Company had ownership equity of $930,656, or approximately $0.23 per share of Common Stock. Ownership equity represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after December 31, 2007, and assuming that total revenues for 2008 are the same as in 2007, the pro forma net tangible book value of the Company as of December 31, 2008 will be increased by the amount contributed to purchase shares. Assuming the maximum number of shares are sold, the amount contributed to the Company for stock would be approximately $840,000 and shareholder equity would be

$1,770,656 or $0.435 per share. This would represent an immediate increase in net tangible book value of approximately $ 0.205 per share to existing stockholders (most but not all of whom will also be purchasing shares in this offering) and an immediate dilution if measured against net tangible book value of approximately $ 0.255 per share to purchasers of common stock to the offering at the pro forma projected price of $0.69. This is illustrated in the following table:

Assumed initial public offering price per share $0.69
Pro forma net tangible book value per share as of December 31, 2008................ $0.435
Increase per share attributable to new investors .... $ 0.205
Dilution per share to new investors .... $0.255_

The more shares are sold, the less the difference will be between book value per share and price paid per share and therefore the extent of the dilution..

USE OF PROCEEDS

The net proceed of the offering, after estimated offering costs of $10,000, will be retained by the Company as working capital and for general corporate purposes.

CAPITALIZATION

	As of 12/31/07	Pro Forma as of 12/31/08 (1)
Debt	$ 0	$ 0
Stockholder equity:		
Common stock	5,168	5,168
Paid-in capital	313,325	1,153,325
Retained earnings	612,163	660,787
Total Capitalization	930,656	1,814,112

(1) Capitalization for 12/31/2008 is based on the assumption that total revenue in 2008 is the same as 2007 and that the maximum number of shares are sold. See OFFERING PRICE FACTORS

DESCRIPTION OF SECURITIES

Common Stock: As of December 31, 2008, there were 4,068,595 shares of common stock outstanding that were held of record by 159 stockholders, all but 49 of whom are currently employees or representative registered with the Company. Forty-nine are former representatives of the Company. The exact number of shares that will be outstanding after the offering is not known.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are entitled to cumulate their votes. The holders of

common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

The Company's articles require a two-thirds vote before the Company may sell its assets or business or merge into another entity. A two-thirds vote is required for the sale of more than 50% of the voting power. This article limits the market for the shares because the most likely manner in which the shareholders could expect to realize a gain on their purchase of shares would be through a sale of the Company to another broker-dealer..

Transfer Agent and Registrar: The stock is non-certificated. The Company will act as its own transfer agent and registrar for the common stock.

Shares Eligible for Future Sale: Upon completion of this offering, all of the shares sold in this offering will be freely tradable under an exemption from registration subject to the limitations on re-sale in the Articles of Incorporation and in the selling agreement between Rex Gardiner, the Company founder, and representatives who purchased stock from Rex Gardiner. In addition, the Company's Articles give the Company the right to purchase any shares that a shareholder may propose to sell at the price offered to the shareholder by any third person. Most of the current shareholders and those who will purchase shares in this offering have also previously entered into an agreement to first offer their shares to the Company before selling them to any one else. The Company intends to exercise this right of first refusal to restrict ownership of its shares to persons who are registered representatives or employees of the Company and to limit the concentration of shares in a few hands. There is no assurance, however, that the Company will purchase shares and the shares may be unmarketable to anyone.

Securities issued in reliance on Rule 701 (such as shares of common stock issued to Stephen Chipman) are restricted securities and can only be sold as provided in Rule 144 without compliance with its one-year holding period requirement.

There is no public market and none is expected to develop.

PLAN OF DISTRIBUTION

The Company will place the shares solely to its representatives directly and no commissions will be paid. Each representative will receive a copy of the Offering Circular.

The Company has not as yet registered for sale in any state. No offer or sales will be made until the offering has been registered and qualified in the states of California and Hawaii. The offering will be made at the same time in Washington and Arizona pursuant to exemptions from registration in those states.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to consider paying dividends until it has accumulated reserves deemed adequate by the Board of Directors and it may not do so then. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

OFFICERS AND KEY PERSONNEL

Stephen Chipman, 47, President of the Company. Stephen Chipman attended the University of Massachusetts graduating with honors with a business degree in Finance. He is also a graduate of the Wharton School of Finance Securities Industry Institute at the University of Pennsylvania.. He has been employed for twenty-six year career in the financial services industry. The majority of these years were spent as a producing manager at regional and independent contractor broker-dealers. In 1991, he served as President of Norcross Securities Inc, a full service investment brokerage and advisory firm based in Phoenix Arizona. During his tenure, Steve helped develop an investment banking division, an insurance brokerage, and a trust company. In 1999, he joined Bank of New York Clearing Services and successfully established their business development effort in the Western U.S. In 2003, The Bank of New York bought Pershing LLC, where Steve led the Pershing Western Region relationship management group serving as Director. Steve is a Director of the Company as well as its chief executive officer. Steve has been active on many Boards of Directors serving charitable organizations in the community, with a special emphasis on children's issues. He lives in Pleasanton, California with his wife and two children.

Christine Flynn, 52, Chief Operating, Chief Financail Officer, Chief Compliance Officer and Secretary, entered the securities business in 1974 at age 18 with Merrill Lynch and has been employed by Foothill as its Chief Operating Officer since 1989. She attended college at Broward Community College, Florida State University, and Cabrillo College. She has a Series 4 (Registered Option Principal), 7(General Securities Representative), 24(General Securities Principal), 27(Chief Financial Officer), and 53(Municipal Securities Principal) and is a California licensed life and disability insurance agent.

DIRECTORS OF THE COMPANY

Board Composition: The Board of Directors is currently comprised of nine directors. In addition to Mr. Chipman, the directors are:

Rex Gardiner, 86, graduated in Electrical Engineering at Texas A&M University in 1944 while in the U.S. Army Specialized Training Program (ASTP) and later received a General Degree from San Jose State University with minors in Physics and Industrial Personnel Management. He then worked as a sales-engineer for A. G. Pond Co. (a wholesale refrigeration and industrial supply company) and as a sales-engineer for the Pacific Gas and Electric Company. In 1962 he co-founded Foothill Securities. He served as vice-president until 1975 when he purchased the other founder's interest and became sole owner and president. In 1980 he co-founded the Association of Independent Broker/Dealers and has twice been president of the organization. In 1996 he entered into an agreement with registered representatives of Foothill Securities to sell his stock to them over a ten year period. The sale was successfully completed and he retired as president. He is currently Chairman of the Board of Directors. He and his wife Rita live in Mountain View, California, and have between them six children and ten grandchildren.

Barbara Chown, 52, received her BA degree in business management from Saint Mary's College and her MBA from Sonoma State University. She completed her coursework and received her Certified Financial Planner license in 1992. She has been a Registered Securities Principal with Foothill Securities, Inc. since 1994. Her practice is located in Santa Rosa, California where she provides investment and retirement planning services and is branch manager for the Company. Barbara has served as a board member of Foothill Securities Inc. since 2003. Additionally she is involved with several local non profit agencies and teaches classes at Santa Rosa Community College. Barbara lives in Santa Rosa, California with her husband.

John C. Burroughs, 63, is a graduate of the University of Illinois with a BS in Agriculture. He is a Certified Financial Planner (CFP®) and a Chartered Retirement Planning Counselor (CRPC). He has served the financial planning and investment management needs of Santa Cruz and Bay Area residents since 1967. He has been a principal of the Company since 1994 and has served on its Board of Directors since 2006. He is branch manager of its office in Santa Cruz. He is the founder and owner of Burroughs Financial Services, an investment adviser. .He was an organizer and founder of two Santa Cruz community banks, Coast Commercial Bank (CCB) and more recently, Lighthouse Bank. He serviced on the CCB board of directors from 1982 through 2000. He currently services as Chairman of the Board of Lighthouse Bank. He has been a member of the Santa Cruz Rotary Club since 1992 and was elected its president in 2004. He was president of the Cabrillo College Foundation in 2003 and is in line to be president of the Dominican Hospital Foundation in 2009. He has served on the boards of the Santa Cruz County Symphony Association, Volunteer Center, Cultural Council and Museum of Art and History. John and his wife Linda are residents of Santa Cruz, California, and are major sponsors of many charity events including Season Sponsors of the Santa Cruz County Symphony Concert Series for the past several years.

Michael Destro, 59, attended Santa Clara University until 1971. From 1979 - 1993 he served as the President of Certified Equities, Inc a full service broker-dealer based in San Jose, California. He has been a registered principle and branch manager with Foothill Securities, Inc since 1994. He has been on its board of directors since 2006 and serves as Chairman of its Budget and Finance Committee.. Since 1994 his practice has centered on financial planning, investment advice, tax preparation, and tax planning. He sits on the Los Gatos Lions Club board of directors where he was past treasurer. He is also currently on the board and treasurer of the Los Gatos Community Foundation. He is has two daughters and lives in Los Gatos.

Jean Gannett, 61, after many years working for Gannett Enterprises in Oakland, California, entered the financial services business with SIFE Trust Fund in 1987. From 1994 to 2007 she was an investment advisory associate of Associated Planners Investment Advisory Inc. and the manager of an office of supervisory jurisdiction for Associated Securities Inc., a subsidiary of Pacific Life Insurance Company. She served on Associated Securities' board of directors for five years. She is Chairman and Chief Compliance Officer of Park Place Wealth Advisors Inc., a registered investment advisor owned by her, her son and her husband. She is a registered principal and co-manages the Orinda office of Foothill Securities. She is a Certified Financial Planner and a member of the International Association of Financial Planners. She and her husband have two children and six grandchildren and live in Orinda.

Dan McCourt, 59. attended Goldenwest College, California State University at Fullerton, and Stanford University where he majored in accounting and finance. He was a financial analyst for two savings and loan associations and a vice-president comptroller for a medium size company before becoming an independent financial adviser and enrolled agent in 1979. He is a registered principal of the Company and a branch manger of its office in Aptos, California. He is also a licensed California tax preparer and an enrolled agent with the Internal Revenue Service. He is a member of the Inland Society of Tax Consultants, the International Association of Financial Planners, and the California Society of Enrolled Agents.

Ann Marie Sheehan, 54, attended Santa Clara University where she was awarded a four-year, full academic scholarship, graduating with a Bachelor of Science degree in economics. She also performed post-graduate work at Golden Gate University, working on a Masters in Taxation. She has thirty-one years of experience in the financial services industry. Since 1988, she has been a registered principal of the Company and a branch manager of one of its San Jose offices. Before that, she was with Judy & Robinson Securities. She has served on the board of directors since 2003. She chaired the board Transition Committee to move Foothill from a family-owned business to one owned by its representatives. She then led the search for a new CEO. Presently she chairs the board's Long-Term Planning Committee. Her practice in West San Jose, California focuses on helping her clients achieve their financial, retirement and life goals. She is also been an Enrolled Agent and in 1985, was the founding President of the Golden Gate Chapter of the California Society of Enrolled Agents where she served on the local board of directors and the state board of

directors for several years. She continues to be active in working with the Golden Gate Chapter, serving as the program chair of the Annual Update Seminar Committee. She was born in San Francisco, grew up in the East Bay, and currently resides in San Jose, California with her husband.

Kathryn G. Spelman, 43, is a graduate of the University of San Diego School of Law, graduated from the California State University at Chico with a degree in International Relations and studied International Development in Uppsala University in Sweden. She has been actively practicing law for the past 17 years and is a principal in the San Jose based law firm of Mount & Stoelker, P.C. Kathryn practices in the areas of intellectual property, business and real estate litigation, and employment law. As a civil litigator, she has experience in handling a wide variety of disputes, and represents private and public companies, both foreign and domestic, as well as individuals. She has tried cases to both court and jury verdict, and has represented clients in all forums of alternative dispute resolution and in matters involving contract and partnership disputes, real estate disputes, unfair competition, trade secret misappropriation, and has served as an arbitrator in business disputes. In addition to litigation matters, she counsels employers in transactional matters and litigation avoidance through appropriate use of employment contracts, severance agreements, employee manuals and policies, and concerning compliance with state and federal regulations. In addition to representing employers, she also represents senior level employees with regard to employment and termination agreements. A committed community member, she has served on numerous advisory groups and boards including as a member of the Board of Trustees of the San Jose Repertory Theatre and the Board of Directors of Morgan Autism Center.

Directors serve for one year and until the next annual meeting of stockholders. To permit other representatives to serve on the board, directors are encouraged to limit their terms to six years. Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers devotes substantially full time to the affairs of the Company.

Director Compensation: The Chairman of the Board receives $2000 per month. The other directors receive $5000 per annum in cash remuneration payable quarterly for their service and all directors are reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors. All of the directors except for Ms. Spelman, Ms. Gannett and Mr. Gardiner are shareholders of the Company. Directors hold 765,334 shares.

Limitation of Liability and Indemnification Matters: The Company's Articles of Incorporation and Bylaws limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, including indemnification which is otherwise discretionary, except to the extent otherwise required by the California General Corporation Law. The Company carries directors and officers errors and omissions liability policies for the directors with an aggregate and per claim limit of $1 million.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

PRINCIPAL STOCKHOLDERS

There are no shareholders who own or control more than 6% of the shares. John C. Burroughs and Ben Wong own more than 5% but less than 6%.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

The President, Stephen Chipman, receives an annual salary of $325,000 and 4% of gross house overrides and direct house commissions. He also receives compensation in the form of shares of stock. 44000 shares of stock will be issued to him each year for five years so long as he is employed by Foothill. Eight-eight thousand shares have been issued. The Chief Operating, Compliance and Financial Officer, Christine Flynn, receives an annual salary of $168,000 plus 3% of the Company's gross house overrides and direct house commissions. Under Company's current policy directors receive $5000 per year.

Shares beneficially owned by officers and directors

Stephen Chipman	88,000
Christine Flynn	187,713
Rex Gardiner	0
Barbara Chown	94,385
John Burroughs	233,827
Mike Destro	140,879
Jean Gannett	0
Dan McCourt	138,047
Ann Marie Sheehan	78,196
Kathryn Spellman	0

All directors and executive officers as a group (9 persons) 961,047

It is not possible to state how many shares the directors who are also representatives will own after the offering.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. No stock has been issued. Subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

LITIGATION

There is no past, pending or threatened litigation or administrative action which has held or may have a material effect upon the Company's business, financial condition, or operations including any action or litigation involving the Company's officers, directors or key personnel.

FINANCIAL STATEMENTS: CONSOLIDATED FINANCIAL DATA SELECTED STATEMENTS OF INCOME (LOSS) DATA:

Audited and unaudited financial statements for the years 2006 and 2007 are attached and an unaudited financial statement for the six months ended June 30, 2008. The following financial data has been derived from the financial statements of the Company as of December 31, 2007. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

Total Revenue $ 28,917,377
Net Income (loss) $ 48,624
Net Income per share $ 0.012

Total Assets: $ 1,358,132
Total Liabilities $ 427,476
Stockholders Equity $930,656

Key Officers: Stephen Chipman and Christine Flynn

The Company believes that its relations with its employees are good.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled sales and advisory representatives and operational and compliance support personnel. Competition for qualified personnel in the securities industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating results or financial condition.

MANAGEMENT DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Foothill Securities, Inc. is a full service investment firm serving the needs of 124 independent financial advisors in 58 offices in four western states. Founded in 1962, the firm offers a broad range of investment products and services to include, stocks, bonds, mutual funds, variable annuities as well as alternative investments such as REIT's. In 1974 Foothill Securities, Inc. established an investment advisory business offering investment services on a fee basis. Fee based business now accounts for over 35% of Foothill total revenue, with the balance of revenue derived from commissionable products. Through

their advisors, Foothill helps process and service business for over 25,000 client accounts. Total assets of these accounts exceed $3.4 billion. In 2007, the firm enjoyed record revenue exceeding $28 million. This was an increase of 40% over the prior year. Total revenue in 2005 and 2006 were $20,303,407 and $20,741,883, respectively, an increase of 1.97%. The number of advisors increased in 2007 from 123 to 135 and average production of commissions and fees per advisor was $215,000 versus $167,000 in 2006.

Management does not anticipate that its total revenues will increase in 2008 to the same extent as they did in 2007. During the first five months, revenue from fees has increased but there has been an offsetting decrease in commissions from the sale of real estate direct participation programs. Based on results for the first five months, Management estimates that results for 2008 will be approximately the same as 2007.

Foothill Securities, Inc. is part of a growing segment of the financial services industry which provides services through representatives and associates who pay all of their own expenses and run their own businesses subject to Foothill's supervision under federal and state regulations. An estimated 140,000 independent financial advisors are in this sector of the securities industry.

ADDITIONAL INFORMATION: The Company is required to furnish to its stockholders annual reports containing audited financial statements examined by an independent accounting firm. It may also provide copies of quarterly or other monthly FOCUS reports that will be unaudited.

MANAGEMENT SIGNATURES AND UNDERTAKINGS

The Company undertakes to meet the requirements of Regulation Section 229.512(a) of Regulation SK and will file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;and (ii) to reflect in the prospectus any facts or events arising after the effective date of the qualification order (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Offering Statement.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California on this 30th day of June 2008.

[Signatures appear on next page.]

FOOTHILL SECURITIES, INC.

By: Stephen Chipman, President



Stephen Chipman, President and Chief Executive Officer



Christine Flynn, Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stephen Chipman, his or true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE



Rex Gardiner, Chairman of the Board of Directors Date: 9/30/08



Stephen Chipman, President and a director Date: 9/26/08



Christine Flynn, Chief Operating and Compliance Officer Date: 9/29/2008

Barbara Chown, director — Date: 9-24-08

John C. Burroughs, director — Date:

Michael Destro, director — Date :

Dan McCourt, director — Date:

Ann Marie Sheehan, director — Date:

Kathryn G. Spelman, director — Date:

Jean Gannett, director — Date:

Barbara Chown, director **Date:**

John C. Burroughs, director **Date:**



Michael Destro, director **Date :** 9/22/08

Dan McCourt, director **Date:**

Ann Marie Sheehan, director **Date:**

Kathryn G. Spelman, director **Date:**

Jean Gannett, director **Date:**

Barbara Chown, director Date:

John C. Burroughs, director Date:

Michael Destro, director Date :



Dan McCourt, director Date:

Ann Marie Sheehan, director Date:

Kathryn G. Spelman, director Date:

Jean Gannett, director Date:

Barbara Chown, director **Date:**

John C. Burroughs, director **Date:**

Michael Destro, director **Date :**

Dan McCourt, director **Date:**



Ann Marie Sheehan, director **Date:** 9/25/08

Kathryn G. Spelman, director **Date:**

Jean Gannett, director **Date:**

Barbara Chown, director **Date:**

John C. Burroughs, director **Date:**

Michael Destro, director **Date :**

Dan McCourt, director **Date:**

Ann Marie Sheehan, director **Date:**

KSpel

Kathryn G. Spelman, director Date: 9/26/8

Jean Gannett, director **Date:**

Barbara Chown, director **Date:**

John C. Burroughs, director **Date:**

Michael Destro, director **Date :**

Dan McCourt, director **Date:**

Ann Marie Sheehan, director **Date:**

Kathryn G. Spelman, director **Date:**

Jean Gannett

Jean Gannett, director **Date:** 9-29-2008

PART III – EXHIBITS

Exhibit A --- Audited Financial Statements for the year ending 12/31/2006
Exhibit B --- Unaudited Financial Statemnet for the year ending 12/31/2006
Exhibit C -- Audited Financial Statements for the year ending 12/31/2007
Exhibit D --- Unaudited Financial Statement for the year ending 12/31/2007
Exhibit E ---- Consent of Independnet Public Acconting Firm
Exhibit F ---- Unaudited Financial Statement for the eight months ending 08/31/2008
Exhibit G -- Articles of Incorporation
Exhibit H --- Certificate of Status
Exhibit I - -- Bylaws

FOOTHILL SECURITIES, INC.

FINANCIAL STATEMENTS

For The Year Ended December 31, 2006

EXHIBIT "A"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOOTHILL SECURITIES, INC.
NASD ID # 1027

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1674 NORTH SHORELINE BOULEVARD, SUITE 120
(No. and Street)

MOUNTAIN VIEW (City) CA (State) 94043-1374 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTINE FLYNN 650-625-9701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE CPAs & FINANCIAL ADVISORS
(Name – *if individual, state last, first, middle name*)

111 WEST ST. JOHN STREET, SUITE 1010 (Address) SAN JOSE (City) CA (State) 95113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Focus Report: Form X-17A-5	2 - 14
Statement of Cash Flows	15
Notes to Financial Statements	16 - 21
Supplementary Financial Information:	
Independent Auditors' Report on Supplementary Information Required by Rules 15c3-3 and 17a-5 of the Securities and Exchange Commission	22
Schedule I - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Information Relating to the Possession or Control Requirements under Rule 15c3-3	23
Schedule II - Reconciliations Pursuant to Rule 17a-5	24
Oath or Affirmation	25
Independent Auditors' Report on Internal Control	26 - 27



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of *Foothill Securities, Inc.* (the Company) as of December 31, 2006, and the related statements of income and changes in ownership equity contained in the Form X-17A-5 and the statement of cash flows on page 15, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
February 23, 2007

FOCUS REPORT

FORM
X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: FOOTHILL SECURITIES, INC. [0013]

SEC File Number: 8- 11117 [0014]

Address of Principal Place of Business: 1674 NORTH SHORELINE BOULEVARD [0020]

MOUNTAIN VIEW [0021] CA [0022] 94043-1374 [0023]

Firm ID: 1027 [0015]

For Period Beginning 01/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTINE FLYNN, COO/CFO [0030] Phone: (650) 625-9701 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	756,828 [0200]		756,828 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	270,256 [0300]	178,435 [0550]	448,691 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

See notes to financial statements.

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	58,189 [0680]	58,189 [0920]
11. Other assets	[0535]	48,054 [0735]	48,054 [0930]
12. **TOTAL ASSETS**	1,027,084 [0540]	284,678 [0740]	1,311,762 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	438,596 [1155]	[1355]	438,596 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	48,692 [1205]	[1385]	48,692 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

See notes to financial statements

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	487,288 [1230]	0 [1450]	487,288 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,169 [1792]
C. Additional paid-in capital	251,463 [1793]
D. Retained earnings	567,842 [1794]
E. Total	824,474 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	824,474 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,311,762 [1810]

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2006 [3932]	Period Ending 12/31/2006 [3933]	Number of months	12 [3931]

REVENUE

1. Commissions:		
a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		349,590 [3935]
b. **Commissions on listed option transactions**		[3938]
c. **All other securities commissions**		[3939]
d. **Total securities commissions**		349,590 [3940]
2. Gains or losses on firm securities trading accounts		
a. **From market making in options on a national securities exchange**		[3945]
b. **From all other trading**		[3949]
c. **Total gain (loss)**		0 [3950]
3. Gains or losses on firm securities investment accounts		[3952]
4. Profit (loss) from underwriting and selling groups		[3955]
5. Revenue from sale of investment company shares		13,141,439 [3970]
6. Commodities revenue		[3990]
7. Fees for account supervision, investment advisory and administrative services		6,692,996 [3975]
8. Other revenue		557,858 [3995]
9. Total revenue		20,741,883 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		581,926 [4120]
11. Other employee compensation and benefits		19,016,092 [4115]
12. Commissions paid to other broker-dealers		[4140]
13. Interest expense		[4075]
a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14. Regulatory fees and expenses		165,295 [4195]
15. Other expenses		927,282 [4100]
16. Total expenses		20,690,595

See notes to financial statements

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		51,288 [4210]
18. Provision for Federal Income taxes (for parent only)		20,151 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		31,137 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-107,829 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- ____ [4335C]	[4335C2]	[4335D]
8- ____ [4335E]	[4335E2]	[4335F]
8- ____ [4335G]	[4335G2]	[4335H]
8- ____ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			824,474 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			824,474 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			824,474 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		284,678 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		4,000 [3610]	-288,678 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			535,796 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		535,796 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	32,485 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	485,796 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	487,067 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		487,288 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			487,288 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	91 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		832,334 [4240]
	A. Net income (loss)		31,137 [4250]
	B. Additions (includes non-conforming capital of	[4262])	59,252 [4260]
	C. Deductions (includes non-conforming capital of	[4272])	-98,249 [4270]
2.	Balance, end of period (From item 1800)		824,474 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

See notes to financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006

Cash flows from operating activities:		
Net income		$ 31,137
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	19,140	
Loss on disposal of property and equipment	419	
Change in deferred income tax liability	8,615	
Employee stock bonus compensation	9,808	
Decrease (increase) in assets:		
Commissions receivable	(222,894)	
Other assets	15,953	
Decrease (increase) in liabilities:		
Commissions payable	215,985	
Accrued liabilities	(94,419)	
Net adjustments		(47,393)
Net cash used by operating activities		(16,256)
Cash flows from investing activities:		
Purchases of property and equipment	(27,787)	
Net cash used by investing activities		(27,787)
Cash flows from financing activities:		
Capital contributed by stockholders	49,444	
Common stock repurchased from terminated representatives	(98,249)	
Payments on capitalized lease obligation	(4,703)	
Net cash used by financing activities		(53,508)
Net decrease in cash		(97,551)
Cash:		
Beginning of year		854,379
End of year		$ 756,828
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes		$ 3,120
Interest		$ 3,307
Non-cash financing activities:		
Common stock issued through employee bonuses		$ 9,808

See notes to financial statements.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the National Association of Security Dealers, Inc. (NASD), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-five Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two OSJ offices in Hawaii, one in Arizona, and one in Utah.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commission receivable and an estimate of the related commission payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commissions receivable are allocated to specific investor orders.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes

The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Concentrations of Credit Risk

The Company maintains its cash in bank accounts, which may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on cash and cash equivalents.

1. Summary Of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2006, advertising expense was $3,333.

2. Cash Clearing Deposit Accounts

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit that can cover such errors to the extent of $100,000 with Pershing, LLC. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the NSCC as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with NASD Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2006, the Company has net capital of $535,796, which was $485,796 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .91 to 1.00.

4. Property And Equipment

Property and equipment consists of the following:

Computer equipment	$	73,755
Office equipment		77,825
Software		13,884
Leasehold improvements		1,478
		166,942
Less accumulated depreciation and amortization		(108,753)
	$	58,189

For the year ended December 31, 2006, depreciation and amortization expense was $19,140.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2006

5. OTHER ASSETS

Other assets consist of the following:

Prepaid insurance	$	44,824
Security deposit		3,230
	$	48,054

6. OTHER LIABILITIES

Other liabilities consist of the following:

Accounts payable	$	797
Capitalized lease obligations		13,809
Accrued expenses		34,086
	$	48,692

7. CAPITALIZED LEASE OBLIGATION

The Company has two capital leases for office equipment costing $21,028 that have been capitalized as assets and are being amortized over periods of three and seven years. Accumulated amortization as of December 31, 2006 is $8,267, and current year amortization of $3,950 has been included in depreciation and amortization expense. The monthly lease payments total $1,340, and these leases bear interest rates of 0% and 37.5%.

Future minimum lease payments are as follows:

2007	$	7,765
2008		7,164
2009		4,157
Total future lease payments		19,086
Less amount representing interest		(5,277)
Present value of future payments	$	13,809

8. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Currently payable	$ 6,920	$ 4,616	$ 11,536
Deferred	5,000	3,615	8,615
	$ 11,920	$ 8,231	$ 20,151

The principal reasons for the difference between the statutory federal income tax rate of 16.5% and the effective income tax rate of 23.2% are as follows:

Computed federal tax payable using the statutory income tax rates	$ 8,456
Temporary differences	3,464
	$ 11,920

9. COMMON STOCK

Shares Authorized, Issued and Outstanding

At December 31, 2006, 10,000,000 shares of common stock were authorized and 3,971,226 shares were issued and outstanding.

Employee Stock Bonus Plan

The Company had a nonqualified stock bonus plan (the Plan) available to all eligible employees, other than the founding stockholder. A maximum of 263,157 shares of common stock was allowed to be issued under the Plan. Beginning in 1997, an annual amount of 26,316 shares was awarded. Eligible employees were defined as those employees who had been employed by the Company for three (3) years, and who worked at least 1,000 hours per year. The shares were allocated after final approval from the Board of Directors, based upon a weighted formula of years of service and compensation. The employees vested in the shares awarded at a rate of 20% per year, over a five-year period beginning in the year of eligibility. Unvested balances in shares of terminated employees were be reallocated to active plan participants based on service years and compensation weights in the calendar year shares become available for reallocation. The value per share assigned to the awarded shares was equivalent to the annual amount per share paid by the registered representatives to the founding stockholder for his shares, as determined under a separate business ownership succession plan which concluded at the end of 2005. For the year ended December 31, 2006, $9,808 was recognized as compensation costs associated with this Plan. The Plan was terminated as of December 31, 2005.

Additional Capital Contributed

During the year, as a result of representatives' assessments and the employee stock bonus plan, additional paid-in capital of $59,252 was contributed to the Company.

9. Common Stock (continued)

Common Stock Repurchase

During the year, the Company repurchased 491,817 shares of common stock from terminated representatives at a total cost of $98,249.

10. 401(k) Profit Sharing Plan And Trust

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2006, the Company contributed a total of $78,218 under these arrangements.

11. Commitments

Facility Lease

The Company is leasing its corporate office under a lease expiring on August 31, 2007, with an option to extend the lease term an additional five years. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2007	$ 25,840

Rent expense was $37,760 for the year ended December 31, 2006.

Xtiva Financial Systems

During the 2004, the Company entered into a contract to purchase software, which would automate the commissions process. In 2005, the Company determined that the software did not address their needs and would not continue with its implementation. The asset was written off as of December 31, 2005, but the Company was required to honor the contract. During 2006, the Company came to a settlement agreement with the software company whereby the remaining balance of $27,500 was forgiven. Additionally, the Company received a refund of $17,900.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying financial statements of *Foothill Securities, Inc.*, contained in the Form X-17A-5, as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
February 23, 2007

FOOTHILL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AND
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2006

Schedule I

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a NASD member.

See independent auditors' report on supplementary information.

FOOTHILL SECURITIES, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2006

Schedule II

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on page 11.

See independent auditors' report on supplementary information.

OATH OR AFFIRMATION

I, CHRISTINE FLYNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOOTHILL SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JOHN L. COWAN
Commission # 1699269
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2010

Signature

Chief Operating Officer & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements and supplemental schedules of *Foothill Securities, Inc.* (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Jose, California
February 23, 2007

FOOTHILL SECURITIES, INC.

Balance Sheet and Income Statement for the 12 months ending 12/31/2006

BALANCE SHEET

Period ending 12/31/2006

ASSETS	
Current Assets	
Cash	756,828
Receivables	448,691
Other Assets	
Fixed Assets	58,189
Other Assets	48,054
TOTAL ASSETS	**1,311,762**
LIABILITIES AND EQUITY	
LIABILITIES	
Current Liabilities	
Comm/Fee Payable	438,596
Accounts Payable	48,692
TOTAL LIABILITIES	487,288
EQUITY	
Common Stock	5,169
Paid in Capital	251,463
Retained Earnings	567,842
TOTAL EQUITY	824,474
TOTAL LIABILITIES & EQUITY	**1,311,762**

NET CAPITAL COMPUTATION

Total Equity	824,474
Non-allowable Assets	(288,678)
Total Net Capital	535,796
Minimum Net Capital Req	**50,000**
EXCESS NET CAPITAL	**485,796**

INCOME STATEMENT

12 months ending 12/31/2006

REVENUE	
Commission Income	13,491,029
Advisory Income	6,692,996
Other Income	557,858
TOTAL REVENUE	**20,741,883**
EXPENSES	
Other employee comp.	19,598,018
Regulatory Fees	165,295
Other Expenses	927,282
TOTAL EXPENSES	**20,690,595**
Provision for Taxes	20,151
NET INCOME	**31,137**

STATEMENT OF CHANGES IN EQUITY

Balance 1/1/2006	832,334
Net Income	31,137
Additions to Capital	59,252
Subtractions from Capital	(98,249)
BALANCE 12/31/2006	**824,474**
Net Earnings per Share:	**$ 0.0008**

EXHIBIT "B"

FOOTHILLSECURITIES, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For The Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited financial statements have been prepared from the financial statements prepared by management for the same period that were audited by Lautze and Lautze and which are included as Exhibit A to the Form 1-A filed by the company. To comply with SEC staff's interpretation of the requirements for financial statements under Form 1-A, these financial statements differ from the audited financial statements in the following respects: The designations Allowable and Non-Allowable have been eliminated; parenthetical numbers have been removed; earnings per share has been disclosed; and monthly income has been deleted.

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Nature of Business

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-nine Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two OSJ offices in Hawaii and one in Arizona.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commission receivable and an estimate of the related commission payable to the registered representatives.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commission's receivable are allocated to specific investor orders.

Property and Equipment

Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes

The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Concentrations of Credit Risk

The Company maintains its cash in bank accounts, which may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on cash and cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2007, advertising expense was $15,052.

2. CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit that can cover such errors to the extent of $100,000 with Pershing, LLC. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the NSCC as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2006, the Company has net capital of $535,796, which was $485,796 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .91 to 1.00.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$ 73,755
Office equipment	77,825
Software	13,884
Leasehold improvements	1,478
	166,942
Less accumulated depreciation and amortization	(108,753)
	$ 58,189

For the year ended December 31, 2006, depreciation and amortization expense was $19,140.

FOOTHILLSECURITIES, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

For The Year Ended December 31, 2006

5. OTHER ASSETS

Other assets consist of the following:

Prepaid insurance	$	44,824
Security deposit		3,230
	$	48,054

6. OTHER LIABILITIES

Other liabilities consist of the following:

Accounts payable	$	797
Capitalized lease obligations		13,809
Accrued expenses		34,086
	$	48,692

7. CAPITALIZED LEASE OBLIGATION

The Company has two capital leases for office equipment costing $21,028 that have been capitalized as an asset and are being amortized over periods of three and seven years. Accumulated amortization as of December 31, 2006 is $8,267, and current year amortization of $3,950 has been included in depreciation and amortization expense. The monthly lease payments total #1,340 and theseleases bear interest rates of 0% and 37.5%

Future minimum lease payments are as follows:

2007	$	7,765
2008		7,164
2009		4,157
Total future lease payments		19,086
Less amount representing interest		(5,277)
Present value of future payments	$	13,809

FOOTHILLSECURITIES, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

For The Year Ended December 31, 2006

8. **PROVISION FOR INCOME TAXES**

The provision for income taxes consists of the following:

	Federal	California	Total
Currently payable	$ 6,920	$ 4,616	$ 11,536
	5,000	3,615	8,615
	$ 11,920	$ 8,231	$ 20,151

The principal reasons for the difference between the statutory federal income tax rate of 16.5% and the effective income tax rate of 23.2% are as follows:

Computed federal tax payable using the statutory income tax rates	$ 8,456
Temporary differences	(3,464)
	$ 11,920

9. **COMMON STOCK**

Shares Authorized, Issued and Outstanding

At December 31, 2006, 10,000,000 shares of common stock were authorized and 3,971,226 shares were issued and outstanding.

Employee Stock Bonus Plan

The Company had a nonqualified stock bonus plan (the Plan) available to all eligible employees, other than the founding stockholder. A maximum of 253,157 shares of common stock was allowed to be issued under the Plan. Beginning in 1997, an annual amount of 26,316 shares was awarded. Eligible employees were defined as those employees who had been employed by the Company for three (3) years, and who worked at least 1,000 hours per year. The shares were allocated after final approval from the Board of Directors, based upon a weighted formula of years of service and compensation. The employees vested in the shares awarded at a rate of 20% per year, over a five-year period beginning in the year of eligibility. Unvested balances in shares of terminated employees were reallocated to active plan part5icpants based on service years and compensation weights in the calendar year shares become available for reallocation. The value per share assigned to the awarded shares was equivalent to the annual amount per share paid by the registered representatives to the founding stockholder for his shares, as determined under a separate business ownership succession plan which concluded at the end of 2005. For the year ended December 31, 2006, $9,808 was recognized as compensation costs associated with this Plan. The Plan was terminated as of December 31, 2005.

Additional Capital Contributed

During the year, as a result of representatives' assessments, additional paid-in capital of $59,252 was contributed to the Company.

Common Stock Repurchase

During the year, the Company repurchased 491,817 shares of common stock from terminated representatives at a total cost of $98,249.

10. 401(K) PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2006, the Company contributed a total of $78,218 under these arrangements.

11. COMMITMENTS

Facility Lease

The Company is leasing its corporate office under a lease expiring on August 31, 2007, with an option to extend the lease term an additional five years. The future minimum rental commitments are as follows::

Year Ending December 31,	Amount
2007	$ 25,840

Rent expense was $37,760 for the year ended December 31, 2006.

Xtiva Financial Systems

During the 2004 year, the Company entered into a contract to purchase software, which would automate the commissions process. In 2005, the Company determined that the software did not address their needs and would not continue with its implementation. The asset was written off as of December 31, 2005, but the Company was required to honor the contract. During 2006, the Company came to a settlement agreement with the software company whereby the remaining balance of $27,500 was forgiven. Additionally, the Company received a refund of $17,900.

FOOTHILL SECURITIES, INC.

FINANCIAL STATEMENTS

For The Year Ended December 31, 2007

EXHIBIT "C"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.

FINRA #1027

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

150 E. Dana Street
(No. and Street)

Mountain View	CA	94041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Flynn 650-625-9701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lautze & Lautze CPAs & Financial Advisors
(Name – *if individual, state last, first, middle name*)

111 West St. John Street, Ste 1010	San Jose	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Focus Report: Form X-17A-5	2 - 14
Statement of Cash Flows	15
Notes to Financial Statements	16 - 21
Supplementary Financial Information:	
Independent Auditors' Report on Supplementary Information Required by Rules 15c3-3 and 17a-5 of the Securities and Exchange Commission	22
Schedule I - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Information Relating to the Possession or Control Requirements under Rule 15c3-3	23
Schedule II - Reconciliations Pursuant to Rule 17a-5	24
Oath or Affirmation	25 - 26
Independent Auditors' Report on Internal Control	27 - 28



LAUTZE & LAUTZE

CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the financial information as of December 31, 2007 and for the year then ended pertaining to *Foothill Securities, Inc.* (the Company) contained in Form X-17A-5 and the statement of cash flows on page 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial information included in Form X-17A-5 and the statement of cash flows on page 15 referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
February 15, 2008

FORM
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: FOOTHILL SECURITIES, INC. [0013]

SEC File Number: 8- 11117 [0014]

Address of Principal Place of Business: 150 E. DANA STREET [0020]

MOUNTAIN VIEW [0021] CA [0022] 94041 [0023]

Firm ID: 1027 [0015]

For Period Beginning 01/01/2007 [0024] And Ending 12/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:
Name: CHRISTINE FLYNN, COO/CFO [0030] Phone: (650)625-9701 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:
Name: ______ [0032] Phone: ______ [0033]
Name: ______ [0034] Phone: ______ [0035]
Name: ______ [0036] Phone: ______ [0037]
Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

See notes to financial statements.

ASSETS

Consolidated [0198] Unconsolidated [0199]

	Allowable	Non-Allowable	Total
1. Cash	918,395 [0200]		918,395 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	155,283 [0300]	114,817 [0550]	270,100 [0810]
3. Receivables from non-customers	11,500 [0355]	[0600]	11,500 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. S pommodities o	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securitie s [0150]			
B. Other securities [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

See notes to financial statements.

A. Exempted securities	[0170]		
B. Other securities	[0180]		
8. Memberships in exchanges:			
A. Owned, at market	[0190]		
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	81,207 [0680]	81,207 [0920]
11. Other assets	[0535]	76,930 [0735]	76,930 [0930]
12. TOTAL ASSETS	1,085,178 [0540]	272,954 [0740]	1,358,132 [0940]

See notes to financial statements.

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	297,695 [1155]	[1355]	297,695 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	129,781 [1205]	[1385]	129,781 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. f outsiders o m [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. f outsiders o m [1000]			
2. Includes equity			

See notes to financial statements.

	subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	427,476 [1230]	0 [1450]	427,476 [1760]

Ownership Equity

		Total
21. Sole proprietorship		[1770]
22. Partnership (limited partners [1020])		[1780]
23. Corporations:		
A.	Preferred stock	[1791]
B.	Common stock	5,168 [1792]
C.	Additional paid-in capital	313,325 [1793]
D.	Retained earnings	612,163 [1794]
E.	Total	930,656 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	930,656 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,358,132 [1810]

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2007 [3932]	Period Ending 12/31/2007 [3933]	Number of months 3 [3931]

REVENUE

1. Commissions:		
a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		481,025 [3935]
b. **Commissions on listed option transactions**		[3938] 43,552
c. **All other securities commissions**		[3939]
d. **Total securities commissions**		524,577 [3940]
2. Gains or losses on firm securities trading accounts		
a. **From market making in options on a national securities exchange**		[3945]
b. **From all other trading**		[3949]
c. **Total gain (loss)**		0 [3950]
3. Gains or losses on firm securities investment accounts		[3952]
4. Profit (loss) from underwriting and selling groups		[3955]
5. Revenue from sale of investment company shares		16,774,443 [3970]
6. Commodities revenue		[3990]
7. Fees for account supervision, investment advisory and administrative services		8,400,073 [3975]
8. Other revenue		3,218,284 [3995]
9. Total revenue		28,917,377 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		620,925 [4120]
11. Other employee compensation and benefits		26,751,423 [4115]
12. Commissions paid to other broker-dealers		[4140]
13. Interest expense		[4075]
a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14. Regulatory fees and expenses		188,241 [4195]
15. Other expenses		1,308,164 [4100]
16. Total expenses		28,868,753 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		48,624 [4210]

See notes to financial statements.

18. Provision for Federal Income taxes (for parent only)		4,304 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal Income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal Income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		44,320 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-49,744 [4211]

See notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

See notes to financial statements.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			930,656 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			930,656 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			930,656 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		272,954 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		4,000 [3610]	-276,954 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			653,702 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			
	1. **Exempted securities**		[3735]	
	2. **Debt securities**		[3733]	

See notes to financial statements.

3. Options		[3730]	
4. Other securities		12,750 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-12,750 [3740]
10. Net Capital			640,952 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Pa
rt
A

11. Minimum net capital required (6-2/3% of line 19)	28,498 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	590,952 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	598,204 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			427,476 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			427,476 [3840]

See notes to financial statements.

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 67 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

See notes to financial statements.

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		824,474 [4240]
A.	**Net income (loss)**		44,320 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	61,862 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		930,656 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

See notes to financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007

Cash flows from operating activities:		
Net income		$ 44,320
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	17,716	
Loss on disposal of property and equipment	1,105	
Decrease (increase) in assets:		
Commissions receivable	178,591	
Other assets	(38,906)	
Decrease (increase) in liabilities:		
Commissions payable	(140,901)	
Accrued liabilities	41,199	
Net adjustments		58,804
Net cash provided by operating activities		103,124
Cash flows from investing activities:		
Purchases of property and equipment	(5,912)	
Proceeds from disposal of property and equipment	6,112	
Net cash used by investing activities		200
Cash flows from financing activities:		
Capital contributed by stockholders	63,913	
Common stock repurchased from terminated representatives	(2,051)	
Payments on capitalized lease obligation	(3,619)	
Net cash provided by financing activities		58,243
Net increase in cash		161,567
Cash:		
Beginning of year		756,828
End of year		$ 918,395
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes		$ 13,080
Interest		$ 2,555
Non-cash investing activity:		
Purchases of property and equipment, with amount due included in accrued liabilities		$ 42,039

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-nine Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two OSJ offices in Hawaii and one in Arizona.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commission receivable and an estimate of the related commission payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commissions receivable are allocated to specific investor orders.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes

The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Concentrations of Credit Risk

The Company maintains its cash in bank accounts, which may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on cash and cash equivalents.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2007, advertising expense was $15,052.

2. CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit that can cover such errors to the extent of $100,000 with Pershing, LLC. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the NSCC as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2007, the Company has net capital of $640,952, which was $590,952 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .67 to 1.00.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$	121,706
Office equipment		66,999
Software		13,884
Leasehold improvements		1,478
		204,067
Less accumulated depreciation and amortization		(122,860)
	$	81,207

For the year ended December 31, 2007, depreciation and amortization expense was $17,716.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2007

5. **OTHER ASSETS**

Other assets consist of the following:

Prepaid insurance	$	54,648
Security deposit		3,230
Prepaid taxes		8,054
Other prepaid expenses		10,998
	$	76,930

6. **OTHER LIABILITIES**

Other liabilities consist of the following:

Accounts payable	$	16,120
Capitalized lease obligations		5,610
Accrued payroll		21,486
Other accrued expenses		73,200
Deferred revenue		13,365
	$	129,781

7. **CAPITALIZED LEASE OBLIGATION**

The Company has a capital lease for office equipment costing $10,203 that has been capitalized as an asset and is being amortized over six years. The monthly payment for the lease is $1,039, and bears interest at 37.5%. In addition, the Company had another capital lease for office equipment costing $10,825 that had been capitalized as an asset and was being amortized over three years, with monthly payments of $301, and bearing no interest. During the year, this lease was terminated. Accumulated amortization for both leases as of December 31, 2007 is $10,804, and current year amortization of $2,538 has been included in depreciation and amortization expense.

Future minimum lease payments are as follows:

2008	$	4,157
2009		4,157
Total future lease payments		8,314
Less amount representing interest		(2,704)
Present value of future payments	$	5,610

8. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Currently payable	$ 1,358	$ 2,946	$ 4,304

The principal reasons for the difference between the statutory federal income tax rate of 15% and the effective income tax rate of 2.2% are as follows:

Computed federal tax payable using the statutory income tax rates	$ 2,363
Temporary differences	(1,005)
	$ 1,358

9. COMMON STOCK

Shares Authorized, Issued and Outstanding

At December 31, 2007, 10,000,000 shares of common stock were authorized and 3,958,129 shares were issued and outstanding.

Additional Capital Contributed

During the year, as a result of representatives' assessments, additional paid-in capital of $63,913 was contributed to the Company.

Common Stock Repurchase

During the year, the Company repurchased 13,097 shares of common stock from terminated representatives at a total cost of $2,051.

10. 401(K) PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2007, the Company contributed a total of $101,080 under these arrangements.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2007

11. COMMITMENTS, RELATED PARTY AND SUBSEQUENT EVENT

Facility Lease

Subsequent to year-end, the Company entered into a lease agreement for their new corporate office, with a related party limited liability company (LLC), which includes certain stockholders that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly rent of $6,937, plus their share of utilities and taxes. The lease expires on January 13, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2008	$ 76,313
2009	83,250
2010	83,250
2011	83,250
2012	83,250
Thereafter	6,937
	$ 416,250

The Company's lease on its prior corporate office expired on August 31, 2007. The Company entered into a month-to-month agreement, after the lease expired, through January 31, 2008.

Rent expense was $39,276 for the year ended December 31, 2007.



LAUTZE & LAUTZE

CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the financial statements as of December 31, 2007 and for the year then ended pertaining to *Foothill Securities, Inc,* contained in the Form X-17A-5 and the statement of cash flows on page 15 and have issued our report thereon dated February 15, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
February 15, 2008

FOOTHILL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

Schedule I

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

FOOTHILL SECURITIES, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2007

Schedule II

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on page 11.

OATH OR AFFIRMATION

I, Christine Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christine Flynn
Signature

CFO, COO & CCO
Title

Kelly Bortz — see attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Controls

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Santa Cruz

Subscribed and sworn to (or affirmed) before me on this

19 day of February, 2008, by
Date Month Year

(1) Christine Flynn,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)


KELLY BORTZ
Commission # 1721528
Notary Public - California
Santa Cruz County
My Comm. Expires Jan 28, 2011

Place Notary Seal Above

Signature Kelly Bortz
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ________________________

Document Date: ________________ Number of Pages: ________

Signer(s) Other Than Named Above: ________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



LAUTZE & LAUTZE

CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements and supplemental schedules of *Foothill Securities, Inc.* (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Jose, California
February 15, 2008

FOOTHILL SECURITIES, INC.

Balance Sheet and Income Statement for the 12 months ending 12/31/2007

BALANCE SHEET

Period ending 12/31/2007

ASSETS	
Current Assets	
Cash	918,395
Receivables	281,600
Other Assets	
Fixed Assets	81,207
Other Assets	76,930
TOTAL ASSETS	**1,358,132**
LIABILITIES AND EQUITY	
LIABILITIES	
Current Liabilities	
Comm/Fee Payable	297,695
Accounts Payable	129,781
TOTAL LIABILITIES	427,476
EQUITY	
Common Stock	5,168
Paid in Capital	313,325
Retained Earnings	612,163
TOTAL EQUITY	930,656
TOTAL LIABILITIES & EQUITY	**1,358,132**

NET CAPITAL COMPUTATION

Total Equity	930,656
Non-allowable Asset:	(276,954)
Haircut for MM	(12,750)
Total Net Capital	640,952
Minimum Net Capital Req	**50,000**
EXCESS NET CAPITAL	**590,952**

INCOME STATEMENT

12 months ending 12/31/2007

REVENUE	
Commission Income	17,299,020
Advisory Income	8,400,073
Other Income	3,218,284
TOTAL REVENUE	**28,917,377**
EXPENSES	
Other employee comp	27,372,348
Regulatory Fees	188,241
Other Expenses	1,308,164
TOTAL EXPENSES	**28,868,753**
Provision for Taxes	4,304
NET INCOME	**44,320**

STATEMENT OF CHANGES IN EQUITY

Balance 1/1/2007	824,474
Net Income	44,320
Additions to Capital	61,862
BALANCE 12/31/2007	**930,656**
Net Earnings per share:	**$ 0.011**

EXHIBIT "D"

FOOTHILLSECURITIES, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

For The Year Ended December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited financial statements have been prepared from the financial statements prepared by management for the same period that were audited by Lautze and Lautze and which are included as Exhibit A to the Form 1-A filed by the company. To comply with SEC staff's interpretation of the requirements for financial statements under Form 1-A, these financial statements differ from the audited financial statements in the following respects: The designations Allowable and Non-Allowable have been eliminated; parenthetical numbers have been removed; earnings per share has been disclosed; and monthly income has been deleted.

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Nature of Business

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-nine Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two OSJ offices in Hawaii and one in Arizona.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commission receivable and an estimate of the related commission payable to the registered representatives.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commission's receivable are allocated to specific investor orders.

Property and Equipment

Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes

The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Concentrations of Credit Risk

The Company maintains its cash in bank accounts, which may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on cash and cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2007, advertising expense was $15,052.

2. CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit that can cover such errors to the extent of $100,000 with Pershing, LLC. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the NSCC as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2007, the Company has net capital of $640,952, which was $590,952 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .67 to 1.00.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$	121,706
Office equipment		66,999
Software		13,884
Leasehold improvements		1,478
		204,067
Less accumulated depreciation and amortization		(122,860)
	$	81,207

For the year ended December 31, 2007, depreciation and amortization expense was $17,716.

5. **OTHER ASSETS**

Other assets consist of the following:

Prepaid insurance	$ 54,648
Security deposit	3,230
Prepaid taxes	8,054
Other prepaid expenses	10,998
	$ 76,930

6. **OTHER LIABILITIES**

Other liabilities consist of the following:

Accounts payable	$ 16,120
Capitalized lease obligations	5,610
Accrued payroll	21,486
Other accrued expenses	73,200
Deferred revenue	13,365
	$ 129,781

7. **CAPITALIZED LEASE OBLIGATION**

The Company has a capital lease for office equipment costing $10,203 that has been capitalized as an asset and is being amortized over six years. The monthly payment for the lease is $1,039, and bears interest at 37.5%. In addition, the Company had another capital lease for office equipment costing $10,825 that had been capitalized as an asset and was being amortized over three years, with monthly payments of $301, and bearing no interest. During the year, this lease was terminated. Accumulated amortization for both leases as of December 31, 2007 is $10,804, and current year amortization of $2,538 has been included in depreciation and amortization expense.

Future minimum lease payments are as follows:

2008	$ 4,157
2009	4,157
Total future lease payments	8,314
Less amount representing interest	(2,704)
Present value of future payments	$ 5,610

8. **PROVISION FOR INCOME TAXES**

The provision for income taxes consists of the following:

	Federal	California	Total
Currently payable	$ 1,358	$ 2,946	$ 4,304

The principal reasons for the difference between the statutory federal income tax rate of 15% and the effective income tax rate of 2.2% are as follows:

Computed federal tax payable using the statutory income tax rates	$ 2,363
Temporary differences	(1,005)
	$ 1,358

9. COMMON STOCK

Shares Authorized, Issued and Outstanding

At December 31, 2007, 10,000,000 shares of common stock were authorized and 3,958,129 shares were issued and outstanding.

Additional Capital Contributed

During the year, as a result of representatives' assessments, additional paid-in capital of $63,913 was contributed to the Company.

Common Stock Repurchase

During the year, the Company repurchased 13,097 shares of common stock from terminated representatives at a total cost of $2,051.

10. 401(K) PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2007, the Company contributed a total of $101,080 under these arrangements.

11. COMMITMENTS, RELATED PARTY AND SUBSEQUENT EVENT

Facility Lease

Subsequent to year-end, the Company entered into a lease agreement for their new corporate office, with a related party limited liability company (LLC), which includes certain stockholders that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly rent of $6,937, plus their share of utilities and taxes. The lease expires on January 13, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2008	$ 76,313
2009	83,250
2010	83,250
2011	83,250
2012	83,250
Thereafter	6,937
	$ 416,250

The Company's lease on its prior corporate office expired on August 31, 2007. The Company entered into a month-to-month agreement, after the lease expired, through January 31, 2008.

Rent expense was $39,276 for the year ended December 31, 2007.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our reports dated February 23, 2007 and February 18, 2008 accompanying the financial statements of Foothill Securities, Inc. in the Offering Statement under Regulation A filed on Form 1-A for Foothill Securities, Inc.

Lautze & Lautze
San Jose, CA
August 28, 2008


EXHIBIT " E "

111 West St. John Street, Suite 1010, San Jose, CA 95113-1123 • Tel: (408) 918-0900 • Fax: (408) 918-0915 • www.lautze.com
Member of the AICPA Private Companies Practice Section

FOOTHILL SECURITIES, INC.

Unaudited Balance Sheet and Income Statement for the period ending 08/31/2008

BALANCE SHEET

Period ending 08/31/2008

ASSETS	
Current Assets	
Cash	1,021,213
Receivables	293,313
Other Assets	
Fixed Assets	176,433
Other Assets	434,220
TOTAL ASSETS	**1,925,180**
LIABILITIES AND EQUITY	
LIABILITIES	
Current Liabilities	
Comm/Fee Payable	544,628
Accounts Payable	318,729
TOTAL LIABILITIES	863,357
EQUITY	
Common Stock	5,168
Paid in Capital	352,832
Retained Earnings	703,822
TOTAL EQUITY	1,061,822
TOTAL LIABILITIES & EQUITY	**1,925,180**

INCOME STATEMENT

8 months ending 08/31/2008

REVENUE	
Commission Income	10,097,824
Advisory Income	5,874,536
Other Income	2,250,421
TOTAL REVENUE	**18,222,781**
EXPENSES	
Other employee comp.	17,099,042
Regulatory Fees	96,068
Other Expenses	900,699
TOTAL EXPENSES	**18,095,809**
Provision for Taxes	35,311
NET INCOME	**91,661**

STATEMENT OF CHANGES IN EQUITY

Balance 1/1/2008	930,656
Net Income	91,661
Additions to Capital	39,507
Subtractions from Capital	-
BALANCE 12/31/2006	**1,061,824**
Net earnnings per share (8-months)	**$ 0.02311**

EXHIBIT "F"

FOOTHILLSECURITIES, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

For The 8- Months Ended August, 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements of the Company have been prepared by management on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Nature of Business

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-nine Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two OSJ offices in Hawaii and one in Arizona.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commission receivable and an estimate of the related commission payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commission's receivable are allocated to specific investor orders.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes

The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Advertising Costs

Advertising costs are charged to operations when incurred. For the 8 months ending August 31, 2008, advertising expense was $2,258.

2. CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit that can cover such errors to the extent of $100,000 with Pershing, LLC. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the NSCC as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At August 31, 2008, the Company has net capital of $529,856, which was $443,520 in excess of its required net capital of $57,557. The Company's aggregate indebtedness to net capital ratio was 163 to 1.00.

4. **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following:

Computer equipment	$ 147,024
Office equipment	72,840
Software	19,168
Leasehold improvements	68,784
	307,815
Less accumulated depreciation and amortization	(131,382.)
	$ 176,433

For the period ended August 31, 2008, depreciation and amortization expense was $8,522.

5. **OTHER ASSETS**

Other assets consist of the following:

Prepaid insurance	$ 117,838

6. **OTHER LIABILITIES**

Other liabilities consist of the following:

Accounts payable	$ 2,831
Capitalized lease obligations	11,321
Accrued expenses	242,790
	$ 246,942

7. **CAPITALIZED LEASE OBLIGATION**

The Company has two capital leases for office equipment costing $21,028 that have been capitalized as an asset and are being amortized over periods of three and seven years
Future minimum lease payments are as follows:

2008	$ 7,164
2009	4,157
Total future lease payments	11,311
Present value of future payments	$ 11,311

FOOTHILLSECURITIES, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For The 8- Months Ended August, 31, 2008

8. **PROVISION FOR INCOME TAXES**

The provision for income taxes consists of the following:

	Federal	California	Total
Currently payable	$27,517	$7,794	$35,311

9. **COMMON STOCK**

Shares Authorized, Issued and Outstanding

At August 31, 2008, 10,000,000 shares of common stock were authorized and 4,068,595 shares were issued and outstanding.

Additional Capital Contributed

During the first eight months of 2008, as a result of representatives' assessments, additional paid-in capital of $29,202 was contributed to the Company.

10. **401(K) PROFIT SHARING PLAN AND TRUST**

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In the first eight months of 2008, the Company contributed a total of $80,682.28 under these arrangements.

11. **COMMITMENTS**

Facility Lease

Te Company entered into a lease agreement for their new corporate office in January 2007 with a related party limited liability company (LLC), which includes certain stockholders that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly rent of $6,937, plus their share of utilities and taxes. The lease expires on January 13, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2008	$ 76,313
2009	83,250
2010	83,250
2011	83,250
2012	83,250
Thereafter	6,937
	$ 416,250


OFFICE OF THE
SECRETARY OF STATE

State of California
Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of 3 page(s) was prepared by and in this office from the record on file, of which it purports to be a copy, and that it is full, true and correct.


THE GREAT SEAL OF THE STATE OF
EUREKA
CALIFORNIA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JUL 0 2 2008

Debra Bowen

DEBRA BOWEN
Secretary of State

EXHIBIT "G"

Sec/State Form CE 108 (REV 1/2007)

OSP 06 99733

A0664437

440194

RESTATED ARTICLES OF INCORPORATION

Steve Chipman and Christine Flynn certify that:

1. They are the president and secretary of Foothill Securities, Inc., a California corporation.

2. The articles of incorporation of this corporation are amended and restated to read as follows:

ARTICLE I

The name of this corporation is Foothill Securities, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the general corporation law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The corporation is authorized to issue only one class of shares of stock which are designated common stock. The total number of shares that the corporation is authorized to issue is Ten Million (10,000,000) shares.

ARTICLE IV

Each Shareholder must give written notice to the corporation if he or she receives an offer to buy shares owned by him or her from any person which the Shareholder wishes to accept. Shareholders must give this notice by certified or registered mail to the secretary of the corporation at least 45 days before the date of any proposed sale. The notice shall identify the purchaser and fully describe the terms of the proposed transfer including the number of shares proposed to be sold and the date the sale is proposed to take place. The corporation shall have the right and option for 45 days after the notice is received by it to purchase all or part of the shares for the same price per share and on the same terms as the offer received by the shareholder. The corporation shall exercise its option to purchase the shares proposed for sale by notifying the selling shareholder in writing within the time allowed and agreeing to the terms of the sale offered by the third party. If the corporation does not exercise its right to purchase all of the shares, the shareholder shall be entitled to sell any shares not purchased on the terms set forth in the notice to the person identified in the notice on the date proposed and at any time within 60 days after the proposed date of sale as set forth in the original notice. If the terms of the sale are amended in any respect, or if the sale is not completed within 60 days of the day on which the sale was to take place as stated in the notice, the shareholder is required to repeat the notice provided for herein and to again give to the corporation the option to purchase the shares to be sold as provided in this paragraph.

ARTICLE V

This corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least two-thirds of the then outstanding shares of common stock, sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation, limited liability company, or limited partnership (other than a wholly-owned subsidiary corporation, limited liability company or limited partnership) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of this corporation is disposed of; provided, however, that this restriction shall not apply to any mortgage, deed of trust, pledge or other encumbrance or hypothecation of the corporation's or any subsidiary's assets for the purpose of securing any contract obligation.

ARTICLE VI

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE VII

The corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under California law.

3. The foregoing amendment and restatement of articles of incorporation has been duly approved by the board of directors.

4. The foregoing amendment of articles of incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is 4,579, 125. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

/////

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: 6-27-2007

Steve Chipman, President

Christine Flynn, Secretary


OFFICE OF THE
SECRETARY OF STATE

State of California
Secretary of State

CERTIFICATE OF STATUS

ENTITY NAME:

FOOTHILL SECURITIES, INC.

FILE NUMBER:	C0440194
FORMATION DATE:	10/11/1962
TYPE:	DOMESTIC CORPORATION
JURISDICTION:	CALIFORNIA
STATUS:	ACTIVE (GOOD STANDING)

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

The records of this office indicate the entity is authorized to exercise all of its powers, rights and privileges in the State of California.

No information is available from this office regarding the financial condition, business activities or practices of the entity.


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of July 02, 2008.

Debra Bowen

DEBRA BOWEN
Secretary of State

EXHIBIT " H "

BY-LAWS FOR THE REGULATION, EXCEPT
AS OTHERWISE PROVIDED BY STATUTE OR
ITS ARTICLES OF INCORPORATION OR
SHAREHOLDERS' AGREEMENT, OF
FOOTHILL SECURITIES, INC
(a California corporation)

ARTICLE I

Offices

Section 1. Principal Executive Office. The principal executive office of the corporation is hereby fixed and located at: 150 East Dana Street, Mountain View, California. The board of directors is hereby granted full power and authority to change said principal executive office from one location to another. Any such change shall be noted on the bylaws by the secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Other business offices may at any time be established by the board of directors at any place or places where the corporation is qualified to do business.

ARTICLE II

Meetings of Shareholders

Section 1. Place of Meetings. Meetings of shareholders shall be held at any place within or outside the State of California designated by the board of directors. In the absence of a designation by the board, shareholders' meetings shall be held at the same location as the corporation's spring 'product fair.'

Section 2. Annual Meetings. The annual meetings of shareholders shall be held each year at a date and time designated by the board of directors. In the absence of a designation by the board, the annual meeting shall be held on the first day of the spring 'product fair' of the corporation. At such meetings directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If any notice or report addressed to the shareholder at the address of such shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the

EXHIBIT "I"

United States Postal Service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice or report to all other shareholders. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal executive office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said principal executive office is located.

All such notices shall be given to each shareholder entitled thereto not less than ten (10) days nor more than sixty (60) days before each annual meeting. Any such notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any such notice in accordance with the foregoing provisions, executed by the secretary, assistant secretary or any transfer agent of the Corporation shall be prima facie evidence of the giving of the notice.

Such notices shall specify:

(a) the place, the date and the hour of such meeting;

(b) those matters which the board, at the time of the mailing of the notice, intends to present for action by the shareholders:

(c) if directors are to be elected, the names of nominees intended at the time of the notice to be presented by management for election;

(d) the general nature of a proposal, if any, to take action with respect to approval of, (i) a contract or other transaction with an interested director, (ii) amendment of the articles of incorporation, (iii) a reorganization of the corporation as defined in Section 181 of the General Corporation Law, (iv) voluntary dissolution of the corporation, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, if any; and

(e) such other matters, if any, as may be expressly required by statute.

Section 3. <u>Special Meetings</u>. Special meetings of the shareholders, for the purpose of taking any action permitted by the shareholders under the General Corporation Law and the articles of incorporation of this corporation, may be called at any time by the chairman of the board or the president, or by the board of directors, or by one or more shareholders holding not less than ten percent (10%) of the votes at the meeting. Upon request in writing that a special meeting of the shareholders be called for any proper purpose, directed to the chairman of the board, president, vice- president or secretary by any person (other than the board) entitled to call a special meeting of shareholders, the officer forthwith shall cause notice to be given to shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. In addition to the matters required by items (a) and, if applicable, (c) of the preceding Section, notice of any special meeting shall specify the general nature of the business to be transacted, and no other business may be transacted at such meeting.

Section 4. Quorum. The presence in person or by proxy of the persons entitled to vote a majority of the voting shares at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 5. Adjourned Meeting and Notice Thereof. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum no other business may be transacted at such meeting, except as provided in Section 4 above.

When any shareholders' meeting, either annual or special, is adjourned for forty-five days or more, or if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as provided above, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement of the time and place thereof at the meeting at which such adjournment is taken.

Section 6. Voting. Unless a record date for voting purposes be fixed as provided in Section 1 of Article V of these bylaws, subject to the provisions of Section 702 and 704, inclusive, of the Corporations Code of California (relating to voting of shares held by a fiduciary, in the name of a corporation, or in joint ownership), only persons in whose names shares entitled to vote stand on the stock records of the corporation at the close of business on the business day next preceding the day on which notice of the meeting is given or if such notice is waived, at the close of business on the business day next preceding the day on which the meeting of shareholders is held, shall be entitled to vote at such meeting, and such day shall be the record date for such meeting. Such vote may be viva voce or by ballot; provided, however, that all elections for directors must be by ballot upon demand made by a shareholder at any election and before the voting begins. If a quorum is present, except with respect to election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the General Corporation Law or the articles of incorporation. Subject to the requirements of the next sentence, every shareholder entitled to vote at any election for directors shall have the right to cumulate his votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his shares are entitled, or to distribute his votes on the same principle among as many candidates as he shall think fit. No shareholder shall be entitled to cumulative votes unless the name of the candidate or candidates for whom such votes would be cast has been placed in nomination prior to the voting and any shareholder has given notice at the meeting prior to the voting, of such shareholder's intention to cumulate his votes. The candidates receiving the highest number of votes of shares entitled to be voted for them, up to the number of directors to be elected, shall be elected.

Section 7. **Validation of Defectively Called or Noticed Meetings**. The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either, in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, or who, though present, has, at the beginning of the meeting, properly objected to the transaction of any business because the meeting was not lawfully called or convened, or to particular matters of business legally required to be included in the notice, but not so included, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. **Action Without Meeting.** Directors may be elected without a meeting by a consent in writing, setting forth the action so taken, signed by all of the persons who would be entitled to vote for the election of directors, provided that, without notice except as hereinafter set forth, a director may be elected at any time to fill a vacancy not filled by the directors by the written consent of persons holding a majority of the outstanding shares entitled to vote for the election of directors.

Any other action which, under any provision of the California General Corporation Law, may be taken at a meeting of the shareholders, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing,

(a) Notice of any proposed shareholder approval of (i) a contract or other transaction with an interested director, (ii) indemnification of an agent of the corporation as authorized by Section 15, of Article 111, of these bylaws, (iii) a reorganization of the corporation as defined in Section 181 of the General Corporation Law, or (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, if any, without a meeting by less than unanimous written consent, shall be given at least ten (10) days before the consummation of the action authorized by such approval; and

(b) Prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders entitled to vote who have not consented in writing. Such notices shall be given in the manner and shall be deemed to have been given as provided in Section 2 of Article I1 of these bylaws.

Unless, as provided in Section I of Article V of these bylaws, the board of directors has fixed a record date for the determination of shareholders entitled to notice of and to give such written consent, the record date for such determination shall be the day on which the first written consent is given. All such written consents shall be filed with the secretary of the corporation.

Any shareholder giving a written consent, or the shareholder's proxy-holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy-holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

Section 9. Proxies. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the corporation. Any proxy duly executed is not revoked and continues in full force and effect until, (i) an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation prior to the vote pursuant thereto, (ii) the person executing the proxy attends the meeting and votes in person, or (iii) written notice of the death or incapacity of the maker of such proxy is received by the corporation before the vote pursuant thereto is counted; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force.

Section 10. Inspectors of Election. In advance of any meeting of shareholders, the board of directors may appoint any persons other than nominees for office as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, the chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented in person or by proxy shall determine whether one or three inspectors are to be appointed. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may, and on the request of any shareholder or a shareholder's proxy shall, be filled by appointment by the board of directors in advance of the meeting, or at the meeting by the chairman of the meeting.

The duties of such inspectors shall be as prescribed by Section 707 of the General Corporation Law and shall include: determining the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining when the polls shall close; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all shareholders. In the determination of the validity and effect of proxies the dates contained on the forms of proxy shall presumptively determine the order of execution of the proxies, regardless of the postmark dates on the envelopes in which they are mailed.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III

Directors

Section 1. Powers. Subject to limitations of the articles of incorporation and of the California General Corporation Law as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the board of directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers, to wit:

First -To select and remove all the officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the articles of incorporation or the bylaws, fix their compensation and require from them security for faithful service.

Second -To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefore not inconsistent with law, or with the articles of incorporation or the bylaws, as they may deem best.

Third -To change the principal executive office and principal office for the transaction of the business of the corporation from one location to another as provided in Article I, Section 1,hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of California, as provided in Article I, Section 2, hereof; to designate any place within or without the State of California for the holding of any shareholder's meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

Fourth - To authorize the issue of shares of stock of the corporation from time to time, upon such terms as may be lawful.

Fifth - To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefore.

Sixth - By resolution adopted by a majority of the authorized number of directors, to designate an executive and other committees, each consisting of one or more directors, to serve at the pleasure of the board, and to prescribe the manner in which proceedings of such committee shall be conducted. Unless the board of directors shall otherwise prescribe the manner of proceedings of any such committee, meetings of such committee may be regularly scheduled in advance and may be called at any time by any one member thereof and minutes of meetings will be kept and provided to the board; otherwise, the provisions of these bylaws with respect to notice and conduct of meetings of the board shall govern. Any such committee, to the extent provided in a resolution of the board, shall have all of the authority of the board, except with respect to:

(i) the approval of any action for which the General Corporation Law or the articles of incorporation also require shareholder approval;

(ii) the filing of vacancies on the board or in any committee;

(iii) the fixing of compensation of the directors for serving on the board or on any committee;

(iv) the adoption, amendment or repeal of bylaws;

(v) the amendment or repeal of any resolution of the board;

(vi) any distribution to the shareholders, except at a rate or in a periodic amount or within a price range determined by the board; and

(vii) the appointment of other committees of the board or the members thereof.

Section 2. Number and Qualification of Directors. The. number of directors of the corporation shall be not less than five (5) nor more than nine (9) until changed by amendment of the articles of incorporation or by a bylaw amending this Section 2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Subject to the foregoing provisions for changing the number of directors, the number of directors of this corporation shall be fixed at nine (9).

Section 3. Election and Term of Office. The directors shall be elected at each annual meeting of shareholders but, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected, subject to the General Corporation Law and the provisions of these bylaws with respect to vacancies on the board.

Section 4. Vacancies. A vacancy in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, if a director has been declared of unsound mind by order of court or convicted of a felony, if the authorized number of directors be increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

Vacancies in the board of directors, except for a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders. A vacancy in the board of directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any such election by written consent shall require the consent of holders of a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the chairman of the board, the president, the secretary or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the board of directors accepts the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 5. Place of Meeting. Regular meetings of the board of directors shall be held at any place within or without the State which has been designated from time to time by resolution of the board or by written consent of all members of the board. In the absence of such designation regular meetings shall be held at the same locations as the spring and fall 'product fairs' and the annual compliance meeting of the corporation.

Section 6. Organization Meeting. Immediately following each annual meeting of shareholders the board of directors shall hold a regular meeting at the place of said annual meeting or at such other place as shall be fixed by the board of directors, for the purpose of organization, election of officers, and the transaction of other business. Call and notice of such meetings are hereby dispensed with.

Section 7. Other Regular Meetings. Other regular meetings of the board of directors shall be held without call at the same locations as the fall 'product fair' and the annual compliance meeting unless a different location is designated by the board, on the first day of the fall 'product fair' and annual compliance meeting beginning at 8:00 a.m. Notice of all such regular meetings of the board of directors is hereby dispensed with.

Section 8. **Special Meetings.** Special meetings of the board of directors for any purpose or purposes shall be called at any time by the chairman of the board, the president, any vice president, the secretary or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director or communicated to each director by telephone, or by telegraph or mail, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation or, if it is not so shown on such records or is not readily ascertainable, at the place at which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, 'it shall be deposited in the United States mail or delivered to 'the telegraph company in the place in which the principal executive office of the corporation is located at least forty-eight hours prior to the time of the holding of the meeting. In case such notice is delivered, personally or by telephone, as above provided, it shall be so delivered at least twenty-four hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery, personally or by telephone, as above provided, shall be due, legal and personal notice to such director.

Any notice shall state the date, place and hour of the meeting and the general nature of the business to be transacted, and no other business may be transacted at the meeting.

Section 9. **Action Without Meeting.** Any action by the board of directors may be taken without a meeting if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board and shall have the same force and effect as a unanimous vote of such directors.

Section 10. **Action at a Meeting: Quorum and Required Vote.** Presence of a majority of the authorized number of directors at a meeting of the board of directors constitutes a quorum for the transaction of business, except as hereinafter provided. Members of the board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meetings can hear one another. Participation in a meeting as permitted in the preceding sentence constitutes presence in person at such meeting. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, unless a greater number, or the same number after disqualifying one or more directors from voting, is required by law, by the articles of incorporation, or by these bylaws. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of director, provided that any action taken is approved by at least a majority of the required quorum for such meeting.

Section 11. **Validation of Defectively Called or Noticed Meetings.** The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the directors not present or who, though present, has prior to the meeting or at its commencement, protested the lack of proper notice to him, signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records .or made a part of the minutes of the meeting.

Section 12. Adjournment. A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum a majority of the directors present at any directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the board.

Section 13. Notice of Adjournment. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment. Otherwise, notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned.

Section 14. Fees and Compensation. The Chairman of the Board will receive compensation for services of two thousand dollars ($2,000.00) per month. Additionally, the Chairman of the Board will be reimbursed for all ordinary and necessary expenses incurred in the performance of his duties, including the expenses associated with corporate conferences for both himself and his spouse. Such reimbursement for expenses may be fixed or determined by resolution of the board.

The board members will be compensated five thousand dollars ($5,000.00) annually (paid quarterly) _for services rendered. Additionally, board members may be reimbursed for ordinary and necessary expenses incurred in the performance of their duties. Such reimbursement for expenses may be fixed or determined by resolution the Board.

Section 15. Indemnification of Agents of the Corporation; Purchase of Liability Insurance.

(a) For the purposes of this section, 'agent' means any person who is or was a director, officer, employee or other agent of this corporation, or is or was serving at the request of this corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of this corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or subdivision (e) (3) of this Section.

(b) This corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this corporation) by reason of the fact that such person is or was an agent of this corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of this corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of this corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

(c) This corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of this corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of this corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of this corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under this subdivision (c):

(1) In respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to this corporation in the performance of such person's duty to this corporation, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine;

(2) Of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or

(3) Of expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

(d) To the extent that an agent of this corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

(e) Except as provided in subdivision (d), any indemnification under this section shall be made by this corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by:

(1) A majority vote of a quorum consisting of directors who are not parties to such proceeding;

(2) Approval or ratification by the affirmative vote of a majority of the shares of this corporation entitled to vote represented at a duly held meeting at which a quorum is present or by the written consent of holders of a majority of the outstanding shares entitled to vote. For such purpose, the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote thereon; or

(3) The court in which such proceeding is or was pending, upon application made by this corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney \ or other person is opposed by this corporation.

(f) Expenses incurred in defending any proceeding may be advanced by this corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this section.

(g) Nothing contained in this section shall affect any right to indemnification to which persons other than directors and officers of this corporation or any subsidiary hereof may be entitled by contract or otherwise.

(h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or subdivision (e)(3), in any circumstance where it appears:

(1) That it would be inconsistent with a provision of the articles, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceedings in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

(i) Upon and in the event of a determination by the board of directors of this corporation to purchase such insurance, this corporation shall purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not this corporation would have the power to indemnify the agent against such liability under the provisions of this section. This corporation shall purchase and maintain "Directors' and Officers' Insurance" on behalf of the directors and officers of the corporation in an amount and upon such terms as are approved by the board.

ARTICLE IV

Officers

Section 1. Officers. The officers of the corporation shall be a chairman of the board, a vice-chairman of the board, a president, a secretary, and a treasurer. The corporation may also have, at the discretion of the board of directors, one or more vice-presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provision of Section 3 or Section 5 of this Article, shall be chosen annually by the board of directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. Etc. The board of directors may appoint, and may empower the president to appoint, such other officers as the business of the corporation may require, each of whom shall hold office, for such period, have such authority and perform such duties as are provided in the bylaws or as the board of directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the board of directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the board of directors, by any officers upon whom such power of removal may be conferred by the board of directors (subject, in each case, to the rights, if any, of an officer under any contract of employment).

Any officer may resign at any time by giving written notice to the board of directors or to the president, or to the secretary of the corporation, without prejudice however, to the rights, if any, of the corporation under any contract to which such officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the bylaws for regular appointments to such office.

Section 6. Chairman of the Board. The chairman of the board shall, if present, preside at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by the bylaws.

Section 7. Vice-Chairman. The vice-chairman of the board shall, if present, preside in the absence of the chairman of the board, at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time prescribed to him by the board of directors or prescribed by the by-laws.

Section 8. President. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, the president shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence of both the chairman of the board and the vice-chairman of the board, or if there be none, at all meetings of the board of directors. He shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers, and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the bylaws.

Section 9. Secretary. The secretary shall record or cause to be recorded, and shall keep or cause to be kept, at the principal executive office and such other place as the board of directors may order, a book of minutes of actions taken at all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the board of directors required by the bylaws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by the bylaws.

Section 10. Treasurer. The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit or cause to be deposited all monies and other valuables 'in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the bylaws.

ARTICLE V

Miscellaneous

Section 1. Record Date. The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to give consent to corporate action in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the articles of incorporation or bylaws.

Section 2. Inspection of Corporate Records. The accounting books and records, the record of shareholders, and minutes of proceedings of the shareholders and the board and committees of the board of this corporation and any subsidiary of this corporation shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of a voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

A shareholder shall have (in person, or by agent or attorney) the right to inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five business days' prior written demand upon the corporation.

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation. Such inspection by a director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

Section 3. Checks, Drafts. Etc. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such-manner as, from time to time, shall be determined by resolution of the board of directors.

Section 4. Annual and Other Reports. So long as the number of shareholders does not exceed one hundred (l00), the board of directors of the corporation shall endeavor but shall not be required to cause an annual report to be sent to the shareholders not later than 120 days after the close of the fiscal or calendar year. Such report shall contain a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation.

A shareholder shareholders holding at least five percent of the outstanding shares of any class of the corporation may make a written request to the corporation for an income statement of the corporation for the three-month, six-month or nine-month period of the current fiscal year ended more than 30 days prior to the date of the request and a balance sheet of the corporation as of the end of such period and, in addition, if no annual report for the last fiscal year has been sent to shareholders, the annual report for the last fiscal year. The corporation shall use its best efforts to deliver the statement to the person making the request within 30 days thereafter. A copy of any such statements shall be kept on file in the principal executive office of the corporation for 12 months and they shall be exhibited at all reasonable times to any shareholder demanding an examination of them or a copy shall be mailed to such shareholder.

The corporation shall, upon the written request of any shareholder, mail to the shareholder a copy of the last annual, semiannual or quarterly income statement which it has prepared and a balance sheet as of the end of the period. The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that such financial statements were prepared without audit from the books and records of the corporation.

Section 5. Contracts. Etc., How Executed. The board of directors, except as in the bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount

Section 6. Certificate for Shares. Except as may hereafter be determined by the board of directors, and except to the extent certificates have already been issued, shares will not be certificated. Evidence of the interest of each shareholder in the Company shall be kept by the Company. A transaction notice shall be given to each person who becomes a shareholder as required by the General Corporations Code and the California Commercial Code.

Any certificate and any transaction notice sent to shareholders shall also contain such legend or other statement as may be required by Section 418 of the General Corporation Law, the Corporate Securities Law of 1968, the federal securities laws, and any agreement between the corporation and the issuee thereof or between the issuee and any other shareholder.

Shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or the bylaws may provide; provided, however, that any certificate so issued prior to full payment shall state on the face thereof the amount remaining unpaid and the terms of payment thereof.

No new certificate for shares shall be issued in lieu of an old certificate unless the latter is surrendered and canceled at the same time; provided, however, that a new certificate will be issued without the surrender and cancellation of the old certificate if (1) the old certificate is lost, apparently destroyed or wrongfully taken; (2)the request for the issuance of the new certificate is made within a reasonable time after the owner of the old certificate has notice of its loss, destruction, or theft; (3) the request for the issuance of a new certificate is made prior to the receipt of notice by the corporation that the old certificate has been acquired by a bona fide purchaser; (4)the owner of the old certificate files a sufficient indemnity bond with or provides other adequate security to the corporation; and (5)the owner satisfies any other reasonable requirements imposed by the corporation. In the event of the issuance of a new certificate, the rights and liabilities bf the corporation, and of the holders of the old and new certificates, shall be governed by the provisions of Section 8104 and 8405 of the California Commercial Code.

Section 7. Representation of Shares of Other Corporations. The president or any vice president and the secretary or any assistant secretary of this corporation are authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation permitted by law. The authority herein granted to said officers to vote or represent on behalf of this corporation any and all shares held by this corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officers.

Section 8. Inspection of Bylaws. The corporation shall keep in its principal executive office in California, or if its principal executive office is not in California, then at its principal business office in California (or otherwise provide upon written request of any shareholder) the original or a copy of the bylaws as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

Section 9. Construction and Definitions. Unless the context otherwise requires, the general provisions, rules of construction and definitions contained in the California General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the term IIpersonIr includes a corporation as well as a natural person.

ARTICLE VI

Amendments

Section 1. Power of Shareholders. New bylaws may be adopted or these bylaws may be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote, or by the written assent of shareholders entitled to vote such shares, except as otherwise provided by law or by the articles of incorporation or by agreement among shareholders.

Section 2. Power of Directors. Subject to the right of shareholders as provided in Section 1 of this Article VI to adopt, amend or repeal bylaws, bylaws may be adopted, amended or repealed by the board of directors provided, however, that the board of directors may adopt a bylaw or amendment thereof changing the authorized number of directors only for the purpose of fixing the exact number of directors within the limits specified in the articles of incorporation or in Section 2 of Article 111 of these bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting secretary of Foothill Securities, Inc., a California corporation; and

2. That the foregoing bylaws, comprising 18 pages, constitute the bylaws of said corporation as duly adopted by action of the shareholder of the Corporation duly taken on February 27, 1996 as subsequently amended by the Board of Directors and as in effect on this date.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation this 30th day of June 2008.



Christine Flynn, Secretary

END